Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to use of our reports dated March 2, 2012 relating to the consolidated financial statements of Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.) and subsidiaries and the effectiveness of Progressive Waste Solutions Ltd.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Progressive Waste Solutions Ltd. for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 20, 2012